SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

ELANDIA INTERNATIONAL INC.

(Name of the Issuer)

eLandia International Inc. Amper, S.A.

(Names of Persons Filing Statement)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

28413U 20 4

(CUSIP Number of Class of Securities)

Diana P. Abril General Counsel eLandia International Inc. 8333 NW 53rd Street, Suite 400 Miami, Florida 33166, USA Telephone: (305) 415-8830 Facsimile: (786) 413-1913

(Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

Copies to:

Seth P. Joseph Carlton Fields, P.A. 100 SE Second Street, Suite 4200 Miami, Florida 33131 Telephone: (305) 530-0050 Facsimile: (305) 530-0055	Jose Martos Amper, S.A. c/ Marconi, 3 Parque Tecnológico de Madrid 28760 Tres Cantos, Madrid Telephone: 34 91 724 3000 Facsimile: 34 91 806 1799

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**

$5,000,000.00	$573.00

*	For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $5,000,000 in lieu of fractional shares immediately following a 1-for-150,000 reverse stock split to holders of fewer than 150,000 shares of the Issuer’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $0.65 per pre-split share and approximately 7,692,310 pre-split shares, the estimated aggregate number of shares held by such holders.
**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $114.60 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:          $573.00

Form or Registration No.:          Schedule 14C Preliminary Information Statement

Filing Party:          eLandia International Inc.

Date Filed:          January 18, 2012

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS INFORMATION STATEMENT OR THE TRANSACTIONS DESCRIBED IN THIS INFORMATION STATEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS DESCRIBED IN THIS INFORMATION STATEMENT, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by (i) eLandia International Inc., a Delaware corporation (the “Company”), and (ii) Amper, S.A. (“Amper”).

The information in the information statement filed as Exhibit (a) hereto, including all annexes thereto, and each exhibit hereto, is expressly incorporated by reference herein in its entirety and the responses to each item herein are qualified in their entirety by the information contained in the information statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the information statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.	Summary Term Sheet.

The information set forth in the information statement under the captions “Summary Term Sheet” and “Questions and Answers About the Reverse Stock Split and Related Transactions” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. eLandia International Inc. is the subject company. Its principal executive offices are located at 8333 NW 53rd Street, Suite 400, Miami, Florida 33166 and its telephone number is (305) 415-8830.

(b) Securities. As of January 17, 2012, there were 177,348,133 outstanding shares of common stock, par value $0.00001, of the Company.

(c) Trading Market and Price. The information set forth in the information statement under the caption “Information About the Company – Price Range of Common Stock” is incorporated herein by reference.

(d) Dividends. The information set forth in the information statement under the caption “Information About the Company – Dividend Policy” is incorporated herein by reference.

(e) Prior Public Offerings. The information set forth in the information statement under the caption “Information About the Company – Prior Public Offerings and Stock Purchases” is incorporated herein by reference.

(f) Prior Stock Purchases. The information set forth in the information statement under the captions “Information About the Company – Prior Public Offerings and Stock Purchases” and “Information About Other Filing Persons – Prior Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving Amper and Related Persons” is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a) Name and Address. With respect to the Company, the information set forth in Item 2(a) above is incorporated herein by reference. With respect to each current executive officer and director of the Company, the information set forth in the information statement under the caption “Information About the Company – Executive Officers and Directors” is incorporated herein by reference. With respect to all Filing Persons other than the Company, the information set forth in the information statement under the captions “Information About the Company – Security Ownership of Certain Beneficial Owners and Management” and “Information About Other Filing Persons – Business and Background” is incorporated herein by reference.

(b) Business and Background of Entities. With respect to all Filing Persons other than the Company, the information set forth in the information statement under the caption “Information About Other Filing Persons – Business and Background” is incorporated herein by reference.

(c) Business and Background of Natural Persons. With respect to each current executive officer and director of the Company, the information set forth in the information statement under the caption “Information About the Company – Executive Officers and Directors” is incorporated herein by reference. Each current executive officer and director of the Company is a citizen of the United States.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse Stock Split and Related Transactions,” “Special Factors – Background of the Reverse Stock Split,” “Special Factors – Effects of the Reverse Stock Split,” and “General Information About the Reverse Stock Split” is incorporated herein by reference.

(c) Different Terms. The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse Stock Split and Related Transactions,” “Special Factors – Background of the Reverse Stock Split,” “Special Factors – Factors Considered in Determining Fairness – Potential Disadvantages to Stockholders of Reverse Stock Split,” “Special Factors – Effects of the Reverse Stock Split,” “Special Factors – Federal Income Tax Consequences of the Reverse Stock Split,” and “General Information About the Reverse Stock Split” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse Stock Split and Related Transactions” and “General Information About the Reverse Stock Split – Appraisal Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the information statement under the caption “General Information About the Reverse Stock Split – Provisions for Unaffiliated Stockholders” and “Special Factors – Factors Considered in Determining Fairness – Procedural Fairness” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the information statement under the caption “Information About Other Filing Persons – Prior Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving Amper and Related Persons” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the information statement under the captions “Special Factors – Background of Reverse Stock Split” and “Information About Other Filing Persons – Prior Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving Amper and Related Persons” is incorporated herein by reference.

(c) Negotiations or Contacts. The information set forth in the information statement under the captions “Special Factors – Background of Reverse Stock Split” and “Information About Other Filing Persons – Prior Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving Amper and Related Persons” is incorporated herein by reference.

(e) Agreements Involving the Company’s Securities. The information set forth in the information statement under the captions “General Information About the Reverse Stock Split – Description of Funding Obligation and Exchange Agreements” and “Information About Other Filing Persons – Prior Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving Amper and Related Persons” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the information statement under the caption “Special Factors – Effects of the Reverse Stock Split – Effects on the Number of Our Authorized and Outstanding Shares and Registered Holders” is incorporated herein by reference.

(c) Plans.

(1) Not applicable.

(2) Not applicable.

(3) The information set forth in the information statement under the captions “Special Factors – Effects of the Reverse Stock Split – Effects on the Number of Our Authorized and Outstanding Shares and Our Registered Holders” is incorporated herein by reference.

(4) The information set forth in the information statement under the captions “Summary Term Sheet” and “General Information About the Reverse Stock Split – Conduct of Our Business After the Reverse Stock Split” is incorporated herein by reference.

(5) Not applicable.

(6) The information set forth in the information statement under the captions “Questions and Answers About the Reverse Stock Split and Related Transactions,” “Special Factors – Effects of the Reverse Stock Split – Effects on the Number of Our Authorized and Outstanding Shares and Our Registered Holders” and “Special Factors – Effects of the Reverse Stock Split – Effects on Continuing Stockholders” is incorporated herein by reference.

(7) The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse Stock Split and Related Transactions,” “Special Factors – Background of the Reverse Stock Split,” “Special Factors – Purposes of and Reasons for the Reverse Stock Split,” “Special Factors – Effects of the Reverse Stock,” and “General Information About the Reverse Stock Split” is incorporated herein by reference.

(8) The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse Stock Split and Related Transactions,” “Special Factors – Background of the Reverse Stock Split,” “Special Factors – Purposes of and Reasons for the Reverse Stock Split,” “Special Factors – Effects of the Reverse Stock,” and “General Information About the Reverse Stock Split” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the information statement under the captions “Questions and Answers About the Reverse Stock Split and Related Transactions,” “Special Factors – Background of the Reverse Stock Split” and “Special Factors – Purposes of and Reasons for the Reverse Stock Split” is incorporated herein by reference.

(b) Alternatives. The information set forth in the information statement under the captions “Questions and Answers About the Reverse Stock Split and Related Transactions” and “Special Factors – Background of the Reverse Stock Split” is incorporated herein by reference.

(c) Reasons. The information set forth in the information statement under the captions “Questions and Answers About the Reverse Stock Split and Related Transactions,” “Special Factors – Background of the Reverse Stock Split” and “Special Factors – Purposes of and Reasons for the Reverse Stock Split” is incorporated herein by reference.

(d) Effects. The information set forth in the information statement under the captions “Questions and Answers About the Reverse Stock Split and Related Transactions,” “Special Factors – Background of the Reverse Stock Split,” “Special Factors – Effects of the Reverse Stock Split,” “Special Factors – Factors Considered in Determining Fairness – Supportive Factors,” “Special Factors – Factors Considered in Determining Fairness – Potential Disadvantages to Stockholders of Reverse Stock Split,” “Special Factors – Federal Income Tax Consequences of the Reverse Stock Split” and “General Information About the Reverse Stock Split” is incorporated herein by reference.

Item 8.	Fairness of Transaction.

(a) Fairness. The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse Stock Split and Related Transactions” and “Special Factors – Fairness of the Reverse Stock Split and the Exchange Agreements” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse Stock Split and Related Transactions,” “Special Factors – Factors Considered in Determining Fairness,” “Special Factors – Summary of Fairness Opinion” and “Special Factors – Reasons for the Approval by the Board of Directors” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the information statement under the caption “Special Factors – Factors Considered in Determining Fairness – Procedural Fairness” is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in the information statement under the captions “Special Factors – Factors Considered in Determining Fairness – Procedural Fairness” and “Special Factors – Summary of Fairness Opinion” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse Stock Split and Related Transactions” and “General Information About the Reverse Stock Split – Recommendation of the Board of Directors” is incorporated herein by reference.

(f) Other Offers. The information set forth in the information statement under the caption “Special Factors – Background of the Reverse Stock Split” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. The information set forth in the information statement under the captions “Questions and Answers About the Reverse Stock Split and Related Transactions,” “Special Factors – Fairness of the Reverse Stock Split and the Exchange Agreements,” “Special Factors – Factors Considered in Determining Fairness” and “Special Factors – Summary of Fairness Opinion” and in Exhibit (c) hereto is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the information statement under the captions “Questions and Answers About the Reverse Stock Split and Related Transactions,” “Special Factors – Background of the Reverse Stock Split,” “Special Factors – Fairness of the Reverse Stock Split and the Exchange Agreements,” “Special Factors – Factors Considered in Determining Fairness” and “Special Factors – Summary of Fairness Opinion” and in Exhibits (c) hereto is incorporated herein by reference.

(c) Availability of Documents. The information set forth in the information statement under the caption “Special Factors – Summary of Fairness Opinion” is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the information statement under the caption “General Information About the Reverse Stock Split – Description of Funding Obligation and Exchange Agreements” is incorporated herein by reference.

(b) Conditions. The information set forth in the information statement under the caption “General Information About the Reverse Stock Split – Description of Funding Obligation and Exchange Agreements” is incorporated herein by reference.

(c) Expenses. The information set forth in the information statement under the caption “General Information About the Reverse Stock Split – Fees and Expenses” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company.

(a) Security Ownership. The information set forth in the information statement under the caption “Information About the Company – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the information statement under the caption “Information About Other Filing Persons – Prior Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving Amper and Related Persons” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. Not applicable.

(e) Recommendations of Others. Not applicable.

Item 13.	Financial Statements.

(a) Financial Information.

(1) Our audited consolidated financial statements as of and for the years ended December 31, 2010 and December 31, 2009 are hereby incorporated by reference to the Company’s Report on Form 10-K for the year ended December 31, 2010 (File No. 000-51805) filed with the Commission on April 18, 2011.

(2) Our unaudited consolidated financial statements as of and for the quarter ended September 30, 2011 and September 30, 2010 are hereby incorporated by reference to the Company’s Report on Form 10-Q for the quarter ended September 30, 2011 (File No. 000-50659) filed with the Commission on November 21, 2011.

(3) Not applicable.

(4) The information set forth in the information statement under the caption “Information About the Company – Book Value Per Share” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

(b) Employees and Corporate Assets. Not applicable.

Item 15.	Additional Information.

(b) Other Material Information. The information set forth in the information statement filed as Exhibit (a) hereto, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16.	Exhibits.

The exhibits filed with this Schedule 13E-3 are set forth on the exhibit index filed as a part of this Schedule 13E-3 immediately following the signatures to this Schedule 13E-3.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this transaction statement is true, complete and correct.

Date: January 18, 2012	ELANDIA INTERNATIONAL INC.

	By:	/s/ HARLEY L. ROLLINS
Harley L. Rollins
Chief Executive Officer and Chief Financial Officer

Date: January 18, 2012	AMPER, S.A.

	By:	/s/ ALFREDO REDONDO
Alfredo Redondo
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)	The information statement, filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3, is incorporated herein by reference.

(c)	The opinion of INTL Provident Group USA, dated January 17, 2012, attached as Annex A to the information statement, is incorporated herein by reference.

(d)	Form of Stock Purchase Agreement.

(f)	Not applicable.

(g)	Not applicable.